

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 17, 2009

Mr. Mark R. Belgya
Vice President and Chief Financial Officer
The J.M. Smucker Company
One Strawberry Lane
Orrville, Ohio 44667-0280

        Re: **The J. M. Smucker Company**
                    Form 10-K for the Fiscal Year Ended April 30, 2009
                    Filed June 26, 2009
                    File No. 001-05111

Dear Mr. Belgya,

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                          Sincerely,

                                          Karl Hiller
                                          Branch Chief